FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 17, 2004

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- _______

SIGNATURE
News Release
Statement of total recognised gains and losses
Reconciliation of movement in equity shareholders' funds
Group balance sheet
Group cash flow statement
Notes to the financial statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: February 17, 2004	By

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated February 17, 2004

1. Preliminary Results for the 12 Months ended 31 December 2003
2. Acquisition of Amersham plc – Scheme Document Posted

News Release

PRELIMINARY RESULTS
FOR THE 12 MONTHS ENDED 31 DECEMBER 2003

17 February 2004

Enquiries:

UK Investors Alexandra Morris	Tel: +44 1494 542 051

Media Dr Lynne Gailey	Tel: +44 1494 542 050
Dr Graeme Holland	Tel: +44 1494 542 115

US Lucy Morrison	Tel: +1 732 457 8092

Amersham business performance exceeds targets delivering double digit growth in operating profits and EPS, driven by strong second half

FINANCIAL OVERVIEW
The business performance and statutory results are summarised below and the commentary and tables which follow are on a business performance basis unless otherwise stated. Business performance results are stated before exceptional items and goodwill amortisation unless otherwise noted. Management believes that exclusion of these items provides a better comparison of business performance for the periods presented. All growth rates are stated at constant exchange rates (CER) unless otherwise noted.
#Denotes ongoing business growth excluding discontinued products.
*Turnover including share of joint venture

Business performance and highlights

	12 months		12 months		Growth at Constant
	to 31 Dec 03		to 31 Dec 02		Exchange Rates
	£m		£m		%

Sales*	1,652		1,618		6 #
Operating profit	299		310		12
Profit before tax	294		301		14
EPS	29.0	p	29.9	p	13
Dividend per share	8.77	p	7.80	p	12

•	Sales up 6%# to £1,652 million, profit before tax up 14% at £294 million, earnings per share up 13% and dividend per share up 12%

•	Medical Diagnostics sales (excluding Japan) up 11% to £788 million:
–	Visipaque™ sales accelerated to £122 million up 38%
–	Patented product sales up 22% to £412 million, with 5-year CAGR of 22%
–	Seven products in phase III trials, on track for launch in 2005/06

•	Protein Separations sales up 5% to £295 million:
–	Stronger growth driven by Laboratory Separations up 14% in second half of 2003
–	Significant number of products ready for launch in 2004/05 as a result of increased R&D spend

•	Discovery Systems sales up 2%# to £384 million:
–	14% sales growth from the strategic focus areas; including protein analysis, cellular bioassays and microarrays (Codelink™)
–	Restructuring ahead of plan delivering over £20 million of cost savings in 2003 moving the business into profit in the second half; with revised expectations of annual savings running at the rate of more than £40 million per annum by the end of 2004

•	Adverse impact of foreign exchange on profit before tax of £39 million

•	Operating cash flow of £322 million
–	Net debt at £147 million reduced by £35 million in the year

Statutory results

	12 months		12 months		Growth/(Reduction) at
	to 31 Dec 03		to 31 Dec 02		Actual Exchange Rates
	£m		£m		%

Sales*	1,652		1,618		2
Profit before tax	192		264		(27)
EPS	16.5	p	26.1	p	(37)

▶	Statutory profit before tax shows a decline at actual exchange rates after exceptional items of £58 million (2002, £nil) and after goodwill amortisation of £44 million (2002, £37 million)

Sir William Castell, Chief Executive, Amersham plc, said, “Our strong results in the second half of 2003 reflect unwavering focus on our business fundamentals. We continued to expand sales of our patented Medical Diagnostics products at an excellent rate; delivered stronger second half growth in Protein Separations, moved Discovery Systems into profit in the second half, ahead of schedule, and we delivered improved underlying margins for Amersham.”

“Since 1990, Amersham has produced an average annual earnings per share growth on a business performance basis of 17 per cent. Our strategic focus on enabling personalised medicine has given our people a strong sense of purpose, and they have applied their skills successfully to provide our customers with a range of innovative products and technologies. The creation of GE Healthcare will enable us to combine expertise in diagnostics, biology, engineering and informatics. By focusing the scale, brand and competencies of the combined businesses on improved diagnosis, we will have an excellent opportunity to transform global healthcare ensuring a better quality of life for the individual and a more cost effective delivery for payers and providers.”

“With the deal now approaching its final phase, I would like to take this opportunity to personally thank our board of directors, executive team and, especially, all our employees at Amersham for their efforts and commitment, not only in producing this outstanding set of results, but also for their dedication to our long term goals.”

Business Performance

Sales were £1,652 million, up six per cent#, with Amersham Health sales up seven per cent, Protein Separations sales up five per cent and Discovery Systems sales up two per cent#. All regions experienced positive sales momentum led by North America up by eight per cent. Total R&D expenditure of £182 million (11 per cent of sales) was down four per cent, as expected, reflecting reduced expenditure in Discovery Systems as a result of the restructuring programme whilst maintaining growth in Amersham Health and Protein Separations. Operating profit was £299 million, up 12 per cent and after reduced net interest expense of £5 million, profit before tax increased by 14 per cent to £294 million. With the tax rate of 31.0 per cent for 2003 slightly lower than the 31.4 per cent reported in 2002 and a modest increase in the number of shares in issue, earnings per share before exceptional items and goodwill amortisation increased by 13 per cent to 29.0p. The board is recommending a dividend of 5.92p per share which is expected to be paid on 28 May 2004, giving a full-year dividend of 8.77p per share, up 12 per cent.

The results, as reported in sterling, are affected by movements in foreign exchange. During 2003, the results were most notably impacted by the weakening of the US dollar with an overall adverse currency impact on profit before tax of £39 million.

Net cash flow from operating activities before exceptional items of £322 million was down from £346 million in 2002 affected by adverse foreign exchange movements. Free cash flow was £100 million (2002 — £139 million) after an increase in capital expenditure of £22 million primarily in expanding manufacturing capacity. Net debt at the year end was £147 million, including a benefit of £20 million from movements in foreign exchange, compared to £182 million at 31 December 2002.

Statutory Results

The statutory results are shown after goodwill amortisation and exceptional items. Business performance profit before tax of £294 million was reduced by goodwill amortisation of £44 million and exceptional items of £58 million giving statutory profit before tax of £192 million. Exceptional items comprise charges incurred in connection with the restructuring of Discovery Systems of £44 million, costs arising from the acquisition by GE of Amersham of £8 million and other net items of £6 million. Profit before tax was down from £264 million in 2002 because of an increase in goodwill amortisation of £7 million, increased exceptional items and the adverse impact of exchange. Statutory earnings per share were 16.5p, down from 26.1p in 2002.

Amersham Health — Medical Diagnostics and Therapy

	2003	2002	CER
	£m	£m	Growth %

Sales
Medical Diagnostics	924	886	9
Therapy	49	62	(17)
Total	973	948	7
Operating profit	228	256	5

Amersham Health is a market-leading, global business specialising in the field of in vivo diagnostic products for the early and accurate detection of disease. In 2003, sales increased by seven per cent to £973 million with Medical Diagnostics accounting for £924 million, up nine per cent. Medical Diagnostics sales were driven by patented diagnostic products, which grew by 22 per cent to £412 million. Sales of unpatented diagnostic products grew by two per cent to £357 million. Sales of Visipaque™ and Omniscan™ each exceeded £100 million in 2003 bringing the number of products with more than £100 million in annual sales to four; the radiopharmaceutical heart diagnostic product Myoview™ (£149 million, up 20 per cent), the second generation X-ray product Omnipaque™ (£218 million, up two per cent), the magnetic resonance imaging (MRI) product Omniscan™ (£106 million, up 12 per cent) and the third generation X-ray product Visipaque™ (£122 million, up 38 per cent). Visipaque™ sales growth accelerated from the 18 per cent growth achieved in 2002. Medical Diagnostics delivered improved underlying operating margins during the year partially compensating for lower margins in Therapy.

There has been significant progress in 2003 in advancing the development of the R&D portfolio, particularly in Japan where the submission of Fluordeoxyglucose (FDG) was achieved on schedule in December. Patient recruitment to support all clinical trial programmes reached an all time high in the last quarter of 2003 and reflects both the late stage of the development portfolio and the drive within the business for greater efficiency in programme management.

Amersham Biosciences — Protein Separations and Discovery Systems

	2003	2002	CER
	£m	£m	Growth %

Sales
Protein Separations	295	276	5
Discovery Systems	384	394	2 #
Operating profit
Protein Separations	106	107	9
Discovery Systems	(9)	(32)	46

Protein Separations

Protein Separations is the market leader in chromatographic systems for the purification of proteins from laboratory to manufacturing scale. In 2003 sales were £295 million up five per cent and operating profit was up nine per cent to £106 million. In the second half, operating margins improved through changes in the product mix and sales accelerated, driven by 14 per cent growth in laboratory separations. Overall sales growth was impacted by the slowdown in antisense product development with sales of speciality products declining 18 per cent after a strong performance in 2002.

R&D expenditure increased by 18 per cent bringing forward the development of a number of new products targeting the research customer base, which are expected to reach the market in 2004 and 2005; including AKTAxpress™ for automated multi-step high-throughput protein purification; and AKTAxflow™, a system designed to harness the dual capabilities of chromatographic and membrane separations. In bioprocessing, following the successful launch of MabSelect™, Amersham is preparing to launch a second generation affinity resin for purification of monoclonal antibodies. The technology behind this new product allows customers to reduce costs associated with their manufacturing processes.

Discovery Systems

Discovery Systems is a leading global provider of products and services used in disease research, drug discovery and drug development. Sales in 2003 grew two per cent# to £384 million, with an operating loss of £9 million compared with £32 million in 2002.

The business achieved profitability in the second half following a successful realignment of the cost base by reducing R&D and manufacturing costs and refocusing the business portfolio on areas where there is strong long-term growth potential and where Amersham has existing market leadership. Restructuring cost savings in 2003 amounted to more than £20 million with revised expectations of annual savings running at the rate of more than £40 million by the end of 2004.

Sales continued to grow during the restructuring. The areas of strategic focus, including cellular assays, protein analysis and microarrays (Codelink™) showed good growth with sales up 14 per cent. In these areas a number of new products were launched during the year, including the IN Cell Analyzer 1000, a high-throughput sub-cellular imaging system and new DIGE dyes, sample preparation products and software for protein analysis.

Management

Peter Loescher was appointed to the role of Chief Operating Officer, effective 1 January 2004. Mr Loescher, 46, joined the company in December 2002 as President of Amersham Health and an Executive member of the Amersham plc Board. In this new role Mr Loescher will continue to lead Amersham Health and to report to Sir William Castell, Chief Executive, Amersham. Andrew Carr, President Discovery Systems and Peter Ehrenheim, President Protein Separations will report to Mr Loescher with respect to their operational responsibilities.

General Electric

On 10 October, 2003, General Electric Company and GE Investments, Inc (GE) and Amersham announced a recommended share exchange acquisition by GE of Amersham. Pre-conditions to the deal, including regulatory clearances from the European Commission and from the US anti-trust authorities, have been satisfied. Completion of the acquisition remains subject to a number of customary conditions, including the approval of Amersham shareholders and the sanction of the Scheme by the High Court and is expected in early April.

Group profit and loss account

		12 months to 31 Dec 2003			12 months to 31 Dec 2002

		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Notes	£m	£m	£m	£m	£m	£m

Sales including share of joint ventures	2,3	1,652	—	1,652	1,618	—	1,618
Less share of joint venture sales		(82)	—	(82)	(80)	—	(80)

Group turnover		1,570	—	1,570	1,538	—	1,538

Group operating profit before exceptional items and goodwill amortisation		276	—	276	287	—	287
Exceptional items	4	—	(45)	(45)	—	—	—
Goodwill amortisation		(44)	—	(44)	(37)	—	(37)

Group operating profit		232	(45)	187	250	—	250
Share of operating profit of joint ventures and associates		23	—	23	23	—	23

Total operating profit	2	255	(45)	210	273	—	273
Loss on disposal of fixed assets	4	—	(6)	(6)	—	—	—
Loss on disposal of business	4	—	(7)	(7)	—	—	—
Amounts written off investments		—	—	—	(2)	—	(2)
Net interest payable		(5)	—	(5)	(7)	—	(7)

Profit on ordinary activities before taxation		250	(58)	192	264	—	264
Tax on profit on ordinary activities	4,5	(91)	14	(77)	(94)	9	(85)

Profit on ordinary activities after taxation		159	(44)	115	170	9	179
Loss attributable to equity minority interests		1	—	1	1	—	1
Profit attributable to non-equity minority interests		—	—	—	(1)	—	(1)

Loss attributable to minority interests		1	—	1	—	—	—

Profit for the financial year attributable to shareholders		160	(44)	116	170	9	179
Dividends paid and proposed	6	(62)	—	(62)	(58)	—	(58)

Retained profit for the financial year		98	(44)	54	112	9	121

Earnings per ordinary share	7
- basic				16.5p			26.1p
- before exceptional items and goodwill amortisation				29.0p			29.9p
- average number of shares				699.5m			684.7m
Diluted earnings per ordinary share
- after exceptional items and goodwill amortisation				16.4p			25.9p

Dividends per ordinary share	6			8.77p			7.80p

All results are derived from continuing operations.

Share of operating profit of joint ventures and associates of £23m (2002 - £23m) includes income from the group’s joint venture interests in Nihon Medi-Physics (NMP) and in Oncura Inc for the 6 months from 1 July 2003.

Statement of total recognised gains and losses

		12 months to	12 months to
		31 Dec 2003	31 Dec 2002
	Notes	£m	£m

Profit for the financial year attributable to shareholders		116	179
Tax charge on foreign currency hedge loan		(2)	(5)
Unrealised gain on partial disposal of business	4	12	—
Foreign currency translation of net investment in subsidiaries		(9)	53

Total recognised gains for the year		117	227

Reconciliation of movement in equity shareholders’ funds

		12 months to	12 months to
		31 Dec 2003	31 Dec 2002
	Notes	£m	£m

Profit for the financial year attributable to shareholders		116	179
Dividends	6	(62)	(58)

Retained earnings		54	121
Foreign currency translation		(11)	48
New share capital and premium		13	408
Unrealised gain on partial disposal of business	4	12	—
Loss relating to Qualifying Employee Share Ownership Trust (QUEST)		—	(1)

Net increase in equity shareholders’ funds		68	576
Equity shareholders’ funds at the start of the year		1,172	596

Equity shareholders’ funds at the end of the year		1,240	1,172

Group balance sheet

	At 31 Dec 2003	At 31 Dec 2002
	£m	£m

Fixed assets
Intangible assets	681	751
Tangible assets	708	641
Investments:
Investment in joint ventures:
- Share of gross assets	126	105
- Share of gross liabilities	(38)	(32)

- Share of net assets	88	73
Investments in associates and other investments	21	26

	109	99

	1,498	1,491

Current assets
Stocks	222	208
Debtors — amounts due within one year	373	349
Debtors — amounts due after one year	53	61
Short term deposits and investments	27	22
Cash at bank and in hand	35	33

	710	673

Creditors — amounts due within one year
Loans	(126)	(44)
Other creditors	(492)	(482)

	(618)	(526)

Net current assets	92	147

Total assets less current liabilities	1,590	1,638

Creditors — amounts due after one year
Loans	(83)	(193)
Other creditors	(9)	(11)

	(92)	(204)

Provisions for liabilities and charges	(250)	(253)

Accruals and deferred income	(3)	(4)

Total net assets	1,245	1,177

Equity capital and reserves
Share capital	35	35
Share premium account	482	469
Other reserves	94	94
Profit and loss account	629	574

Equity shareholders’ funds	1,240	1,172

Minority interests	5	5

	1,245	1,177

Group cash flow statement

		12 months to	12 months to
		31 Dec 2003	31 Dec 2002
	Notes	£m	£m

Net cash inflow from operating activities before exceptional items	8	322	346
Exceptional items		(24)	—

Net cash inflow from operating activities		298	346

Dividend received from joint venture		9	5

Returns on investments and servicing of finance
Interest paid		(2)	(9)
Interest received		1	5
Dividends paid by subsidiary undertakings to minority interests		(2)	(2)

		(3)	(6)

Taxation		(65)	(57)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(168)	(143)
Purchase of intangible fixed assets		(2)	(5)
Sales of tangible fixed assets		3	1
Purchase of trade investments		(3)	(3)
Costs associated with disposal of investment in Nycomed Pharma		(2)	(4)
Sale of own shares		4	—
Sale of trade investments		3	1

		(165)	(153)

Acquisitions and disposals
Purchase of 45% minority in Amersham Biosciences		—	(704)
Costs associated with the purchase of 45% minority in Amersham Biosciences		—	(5)
Other acquisitions		(17)	(40)
Disposals		1	—
Cash transferred on disposal of business		(1)	—

		(17)	(749)

Equity dividends paid		(56)	(52)

Net cash flow before management of liquid resources and financing		1	(666)

Management of liquid resources*	9	(4)	75

Financing
Issue of share capital		13	413
Costs associated with issue of share capital		—	(5)
Loans and finance leases	9	(12)	162
Repayment of long term loan		—	(14)
Capital contribution by minority interest		1	9

		2	565

Cash flow in the year	9	(1)	(26)

Analysis of free cash flow before exceptional items
Free cash flow from:
Operating activities before exceptional items	8	322	346
Dividend received from joint venture		9	5
Returns on investments and servicing of finance		(3)	(6)
Taxation		(65)	(57)

Free cash flow after taxation and returns on investments and servicing of finance		263	288
Capital expenditure and financial investment prior to the disposal of Nycomed Pharma		(163)	(149)

Free cash flow before equity dividends		100	139

Free cash flow after equity dividends		44	87

*Liquid resources are defined as short term deposits with banks and current asset investments in bonds and equities. These total £27m (2002 — £22m) and are shown in the balance sheet within the total of short term deposits and investments.

Notes to the financial statements

1.   Basis of preparation

The Preliminary Announcement of results for the year ended 31 December 2003 is an excerpt from the forthcoming Annual Report & Accounts 2003 and does not constitute the statutory financial statements of 2003 nor 2002. The 2003 figures are extracted from the unaudited financial statements for that year which have not yet been approved by the shareholders and have not yet been delivered to the Registrar of Companies. The comparative figures are extracted from the latest published financial statements that have been delivered to the Registrar of Companies. The auditors’ report in respect of the year ended 31 December 2002 was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

2.   Segmental analysis by business sector

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
	£m	£m

Sales
Amersham Health	973	948
Amersham Biosciences
Protein Separations	295	276
Discovery Systems	384	394

	1,652	1,618

Included within Amersham Health is the group’s share of joint venture sales during the year of £82m (2002 — £80m).

Total operating profit before exceptional items and goodwill amortisation

Amersham Health	228	256
Amersham Biosciences
Protein Separations	106	107
Discovery Systems	(9)	(32)
Corporate and other	(26)	(21)

	299	310

Total operating profit before exceptional items and goodwill amortisation of £299m (2002 — £310m) is after charging research and development of £182m (2002 — £184m). Research and development costs of Amersham Health are £102m (2002 — £95m), Protein Separations £26m (2002 — £22m), Discovery Systems £51m (2002 — £66m) and Corporate and other £3m (2002 — £1m).

The following table shows operating profit after allocation of exceptional items and goodwill amortisation. The exceptional items charged in 2003 relate £1m (2002 — £nil) to Amersham Health, £2m (2002 — £nil) to Protein Separations, £37m (2002 — £nil) to Discovery Systems and £5m (2002 — £nil) to Corporate and other. Amortisation charged on goodwill in 2003 relates £2m (2002 — £1m) to Amersham Health, £29m (2002 — £24m) to Protein Separations and £13m (2002 — £12m) to Discovery Systems.

Total operating profit after exceptional items and goodwill amortisation

Amersham Health	225	255
Amersham Biosciences
Protein Separations	75	83
Discovery Systems	(59)	(44)
Corporate and other	(31)	(21)

	210	273

Included within Amersham Health is the group’s share of joint venture profit before interest and tax for the year of £23m (2002 — £23m).

3.   Segmental analysis by geographical sector

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
By destination	£m	£m

Sales
Europe	462	428
North America	807	799
Japan	247	264
Asia Pacific	95	80
Rest of the world	41	47

	1,652	1,618

Included within Japan is the group’s share of NMP joint venture sales during the year of £75m (2002 — £80m), and within North America is the group’s share of Oncura Inc joint venture sales of £7m (2002 — £nil).

4.   Exceptional items

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
	£m	£m

Costs associated with the restructuring of Discovery Systems business	(37)	—
Costs associated with the General Electric offer	(8)	—

Total exceptional charge to operating profit	(45)	—

Asset write-offs associated with the restructuring of Discovery Systems business	(7)	—
Profit on disposal of own shares	1	—

Loss on disposal of fixed assets	(6)	—

Provision for loss on disposal of Cimarron business	(10)	—
Realised gain on partial disposal of Brachytherapy business	3	—

Loss on disposal of business	(7)	—

Total exceptional items before taxation	(58)	—

Tax credit relating to exceptional items	14	—
Tax credit relating to group reorganisation	—	9

Total exceptional items after taxation	(44)	9

In February 2003, the group announced a restructuring of its Discovery Systems business. Operating costs of £37m, relating primarily to staff termination payments, and £7m of fixed asset write offs have been incurred on the project during 2003, with a related tax credit of £13m. Of the total costs of £44m incurred, cash outflow was £22m in the period.

In July 2003, the group combined its Brachytherapy commercial operations with the urology business of Galil Medical. The net effect of the transaction has been to dispose of a 25% interest in Amersham’s Brachytherapy commercial operations in exchange for a 75% interest in Galil Medical’s urology business and £3m in cash. A realised gain of £3m has been recognised on the disposal, with an unrealised gain of £12m recognised in the statement of total recognised gains and losses.

In October 2003, the group announced that it had reached agreement with General Electric Company (GE) on the terms of a recommended share exchange acquisition of Amersham by GE. Costs of £8m relating to the offer have been incurred in 2003, primarily relating to advisor fees and incremental social security relating to share options, with a related tax credit of £1m. Cash outflow of £2m was incurred during 2003.

In December 2003, following a decision to exit from its investment in Cimarron Software Inc, the group has provided for a loss on disposal of the business, writing down the related goodwill and other assets to net realisable value, resulting in a charge of £10m. The exit from the business was completed on 2 February 2004. There is no cash impact from this exceptional charge.

In December 2003, the group realised a gain of £1m on the disposal of 480,000 own shares for £7.63 per share. The cash inflow resulting from this disposal was £4m

In 2002, as a result of the formation of a consolidated tax group in the US on 31 July 2002, the group recognised a deferred taxation asset of £9m, relating to future utilisation of tax losses arising from prior periods.

5.   Tax on profit on ordinary activities

	Note	12 months to	12 months to
		31 Dec 2003	31 Dec 2002
		£m	£m

UK corporation tax at 30% (2002 — 30%)
Current		37	4
Double tax relief		(37)	(8)

		—	(4)
Overseas taxation		77	84
Over-provision in respect of prior years		(7)	(19)
Share of joint ventures and associates		10	10

Total current tax		80	71

Deferred tax
Origination and reversal of timing differences		12	7
Prior year deferred tax movement		(1)	16

Total deferred tax		11	23

Tax before exceptional items		91	94
Exceptional items	4	(14)	(9)

		77	85

6.   Dividends paid and proposed

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
	£m	£m

Paid — interim dividend of 2.85p per share (2002 — 2.65p per share)	20	22
Proposed — dividend of 5.92p per share (2002 — nil p per share)	42	—
Proposed — final dividend of nil p per share (2002 — 5.15p per share)	—	36

	62	58

A dividend of 5.92p per share is proposed, subject to the completion of the Acquisition, bringing the total dividend for the year to 8.77p.

Included within the interim dividend for 2002 of £22m is £3m relating to the final 2001 dividend paid to holders of the 57.5m new ordinary shares which were issued by means of a placing on 18 March 2002.

7.   Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the year, excluding those held by employee share trusts. For diluted earnings per ordinary share, the weighted average number of ordinary shares is adjusted to assume conversion of all potentially dilutive ordinary shares.

The calculation of earnings per ordinary share is based on the following attributable profit and weighted average number of shares.

	12 months to				12 months to
	31 Dec 2003				31 Dec 2002

	£m		p		£m		p

Attributable profit
Profit attributable to shareholders — basic	116		16.5		179		26.1

Add back the following items:
Exceptional items	58		8.2		—		—
Goodwill amortisation	44		6.3		37		5.3
Adjust for related amounts of:
Taxation	(14)		(2.0)		(9)		(1.3)
Minority interest	—		—		(2)		(0.2)

Profit attributable to shareholders before exceptional items and goodwill amortisation	204		29.0		205		29.9

Average number of shares
Basic	699.5	m			684.7	m
Dilution effect of outstanding share options	4.0	m			4.0	m

Diluted	703.5	m			688.7	m

Earnings per ordinary share
- basic			16.5	p			26.1	p
- before exceptional items and goodwill amortisation			29.0	p			29.9	p
- diluted (after exceptional items and goodwill amortisation)			16.4	p			25.9	p

Earnings per ordinary share before exceptional items and goodwill amortisation is presented in order to show the impact on earnings of non-recurring items and goodwill.

8.   Net cash flow from operating activities

	12 months to	12 months to
	31 Dec 2003	31 Dec 2002
	£m	£m

Total operating profit before exceptional items	255	273
Share of operating profit of joint ventures and associates	(23)	(23)
Depreciation and amortisation	131	117
Loss on sale of tangible fixed assets	3	2
(Decrease) in provisions	(25)	(7)
(Increase) in stocks	(18)	(20)
(Increase) / decrease in debtors	(20)	5
Increase / (decrease) in creditors	19	(1)

Net cash inflow from operating activities before exceptional items	322	346
Exceptional items	(24)	—

Net cash inflow from operating activities	298	346

9.   Analysis of net debt

	As at	Other non-cash		Exchange	As at
	1 Jan 2003	changes	Cash flow	movements	31 Dec 2003
	£m	£m	£m	£m	£m

Cash at bank and in hand	33	—	2	—	35
Overdrafts	(7)	—	(3)	1	(9)

	26	—	(1)	1	26
Liquid resources	22	—	4	1	27
Loans due within one year	(37)	(92)	10	2	(117)
Loans due after more than one year	(193)	92	2	16	(83)

Net debt	(182)	—	15	20	(147)

Other non-cash changes represent the reclassification of loan balances that mature within one year.

10.   Post balance sheet events

On 21 January 2004, the group announced that the pre-conditions to the making of the share exchange acquisition of Amersham plc by General Electric Company and GE Investments Inc had been satisfied. The pre-conditions included regulatory clearance from the European Commission and from the US anti-trust authorities. Completion of the acquisition remains subject to a number of customary conditions, including the approval of the Amersham shareholders and the sanction of the Scheme by the High Court and is expected in early April.

On 2 February 2004, the group completed the exit from its investment in Cimarron Software Inc, by selling the group’s holding for US$1, although the group will continue to distribute Cimarron products.

CAUTIONARY STATEMENT FOR PURPOSES OF THE ‘SAFE HARBOR’ PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This preliminary report contains words such as ‘believe’, ‘expect’ and ‘anticipate’ and similar expressions, that identify forward-looking statements, which reflect the group’s views about future events and financial performance. Such forward-looking statements relate to the outlook of Amersham plc, including in particular, the expected growth of certain of the group’s products or the markets for those products and the impact of currency movements during 2004. Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond the control of the group.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

(i)	Changes in demand for the products of Amersham plc worldwide or the markets for those products as well as changes in management’s expectation of the development of new markets and the timing of completion of various trials leading to the introduction of new products;

(ii)	Changes in the cost or supply of raw materials, changes in interest rates and the impact of competition; and

(iii)	Price controls and price reductions, fluctuations in exchange rates for foreign currencies, changes in governmental regulation, and the risk of loss of patents or trademarks.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date on which they are made, and the group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES

17 February 2004

ACQUISITION OF AMERSHAM PLC

SCHEME DOCUMENT POSTED

Recommended share exchange acquisition of Amersham plc (“Amersham”) by General Electric Company and GE Investments, Inc. (together “GE”) by means of a scheme of arrangement (the “Scheme”) under section 425 of the Companies Act 1985 (the “Acquisition”)

GE and Amersham announce that the documentation for the Scheme (the “Scheme Document”) in relation to the Acquisition will be posted to Amersham Shareholders today.

As set out in the Scheme Document, two shareholder meetings (the Court Meeting and the Extraordinary General Meeting) will be held to allow Amersham Shareholders to vote on the proposed resolutions required to approve the Acquisition on 17 March 2004 at The Savoy Hotel, River Entrance, Savoy Place, London, WC2R 0EU, England from 10.30 a.m. GMT.

The key dates in the expected timetable for the Acquisition are:

Latest time for receipt of VPS Voting Instruction Cards	3.00 p.m. (Oslo time) 10 March 2004

Latest time for receipt of ADS Voting Instruction Cards	10.00 a.m. (New York time) 10 March 2004

Latest time for receipt of Forms of Proxy for Court Meeting	10.30 a.m. (GMT) 15 March 2004

Latest time for receipt of Forms of Proxy for Amersham EGM and Forms of Election	10.40 a.m. (GMT) 15 March 2004

Shareholder meetings (Court Meeting and Amersham EGM)	from 10.30 a.m. (GMT) 17 March 2004

10 day trading period upon which the Exchange Ratio will be calculated[1,2]	23 March – 5 April 2004

Ex dividend date for the proposed Amersham dividend[1]	31 March 2004

Record date for proposed Amersham dividend[1]	2 April 2004

Last day for dealings in Amersham Shares and Amersham ADSs[1,3]	6 April 2004

Completion and announcement of the Exchange Ratio[1]	8 April 2004

Payment of the proposed Amersham dividend[1]	28 May 2004

1.	These dates are indicative only and will depend, amongst other things, on the dates upon which the Court sanctions the Scheme and/or confirms the reduction of capital.
2.	The Exchange Ratio at Posting is 0.4483 New GE Shares based on a Sterling GE Price at Posting of £17.84.
3.	Dealings in Amersham Shares after the third business day prior to the date of the Initial Court Hearing (which is expected to be 31 March 2004) will not, in accordance with normal settlement procedures, be registered prior to the Scheme Record Time.

Completion of the Acquisition remains subject to the satisfaction or, if permitted, waiver of the conditions to the Acquisition as set out in the Scheme Document, including, inter alia, the approval of Amersham Shareholders and the sanction of the Scheme by the High Court.

Terms used in this announcement shall have the same meanings as set out in the Scheme Document.

Enquiries:

GE

Bill Cary (GE Investor Relations)	+1 203 373 2468
Pam Wickham (GE Healthcare)	+1 262 544 3530
Louise Binns (GE Corporate Europe)	+32 2 235 6912
Peter Stack (GE Corporate Financial)	+1 203 373 2283

Goldman Sachs International

Richard Butland	+44 20 7774 1000

Amersham

Alexandra Morris (Investor Relations)	+44 1494 542 051
Dr Lynne Gailey (Media Relations)	+44 1494 542 050
Dr Graeme Holland (Media Relations)	+44 1494 542 115
Lucy Morrison (US Investor Relations)	+1 732 457 8092

J.P. Morgan plc

Edward Banks	+44 20 7742 4000

Morgan Stanley & Co. Limited

Johannes Groeller	+44 20 7425 5000

Goldman Sachs International is acting exclusively for GE and no one else in connection with the Acquisition and will not be responsible to anyone other than GE for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

J.P. Morgan plc is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of J.P. Morgan plc nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Amersham as joint financial adviser and for no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to clients of Morgan Stanley & Co Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.